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                        February 1, 2023

       Brian Markison
       Chief Executive Officer
       RVL Pharmaceuticals plc
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: RVL Pharmaceuticals
plc
                                                            Registration
Statement on Form S-3
                                                            Filed January 27,
2023
                                                            File No. 333-269440

       Dear Brian Markison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Craig E. Marcus